November 22, 2011

- Open an Account
- Applications
- Documents
- Order an Investment Kit

# Documents and Reports

| Fund Name | Fact Sheet | Semi-Annual Report | Annual Report | Summary Prospectus | Prospectus | SAI | Portfolio Holdings |
|---|---|---|---|---|---|---|---|
| Balanced | PDF 9/30/11 | PDF 12/31/10 | PDF 6/30/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 9/30/11 |
| Dividend Growth | PDF 9/30/11 | PDF 12/31/10 | PDF 6/30/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 9/30/11 |
| Global Dividend Growth | PDF 9/30/11 | PDF 12/31/10 | PDF 6/30/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 9/30/11 |
| Large Cap Growth | PDF 9/30/11 | PDF 12/31/10 | PDF 6/30/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 9/30/11 |
| Mid Cap Growth | PDF 9/30/11 | PDF 12/31/10 | PDF 6/30/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 9/30/11 |
| International Growth | PDF 9/30/11 | PDF 12/31/10 | PDF 6/30/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 9/30/11 |
| Small Cap Growth | PDF 9/30/11 | PDF 12/31/10 | PDF 6/30/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 9/30/11 |
| Developing Markets Growth | PDF 9/30/11 | PDF 12/31/10 | PDF 6/30/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 11/1/11 | PDF 9/30/11 |
| U.S. Government Securities | PDF 9/30/11 | PDF 9/30/11 | PDF 3/31/11 | PDF 8/1/11 | PDF 8/1/11 | PDF 8/1/11 | PDF 9/30/11 |
| Tax-Free Income | PDF 9/30/11 | PDF 9/30/11 | PDF 3/31/11 | PDF 8/1/11 | PDF 8/1/11 | PDF 8/1/11 | PDF 9/30/11 |
| Minnesota Tax-Free Income | PDF 9/30/11 | PDF 9/30/11 | PDF 3/31/11 | PDF 8/1/11 | PDF 8/1/11 | PDF 8/1/11 | PDF 9/30/11 |

XBRL Documents. The XBRL files are in interactive data format using the eXtensible Business Reporting Language (XBRL). The XBRL files include certain information contained in the Funds' prospectus. The XBRL files may only be viewed with an interactive data viewer. The SEC provides a viewer for XBRL files.

The prospectus contains additional information about the Funds and should be read carefully before investing.

- XBRL Prospectus dated 8/1/2011
  - U.S. Government Securities Fund, Tax-Free Income Fund, and Minnesota Tax-Free Income Fund
- XBRL Prospectus dated 11/1/2011
  - Balanced Fund, Dividend Growth Fund, Global Dividend Growth Fund, Large Cap Growth Fund, Mid Cap Growth Fund, International Growth Fund, Small Cap Growth Fund and Developing Markets Growth Fund

November 22, 2011

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.



Eugene Sit

Read about Sit Investment Associates & Sit Mutual Funds founder Eugene Sit.

# Third Quarter Equity Market Review

Domestic equity markets had another difficult month in September capping off a very weak third quarter. Reflecting a flight to quality, fixed income markets had a solid month with taxable bonds rising +0.7 percent and municipal bonds up +1.0 percent in September. Regarding the U.S. economy, the final estimate of second quarter 2011 real GDP growth was revised up to +1.3 percent from the previous estimate of +1.0 percent. Despite recent concerns over the health of the U.S. economic recovery, which played out in high levels of financial market volatility, we continue to believe that the economy will improve at a subpar pace. In taxable fixed income portfolios, we have made modest changes in portfolios to position them for a flattening yield curve. Our investment strategy in municipal portfolios remains focused on income, which is the primary source of return over longer periods of time. Sit Investment Associates' domestic equity portfolios are maintaining diversified, high-quality and growth-oriented common stocks with emphasis on the traditional growth sector of technology, along with the producer manufacturing and energy services sectors.

*The following is from the Spring 2011 Sit Mutual Funds Newsletter.*

# Sector Focus: Technology

The global economy is slowly recovering and technology spending is expected to grow from 3% to 5% in 2011, in line with historic levels. Sit Investment Associates invests in stocks from a mix of high quality companies as well as those levered to growth segments within the technology sector. We prefer companies that have a dominant market position, sustainable competitive technological advantages, exposure to growing end-markets and growing free-cash flow with minimal financial leverage.

While we believe that global handset (mobile phones) unit volume growth peaked in 2007, the high-end handset segment, or smartphones, is expected to continue to exhibit strong growth, especially in those priced at less than $300. Smartphone handsets utilize an operating system, like a computer, and provide more functionality than just voice service. We expect that well over 2.4 billion handsets will be purchased in 2015, with over 32% being smartphones, up from 20% in 2011. Market share leader Nokia continues to surrender share to the smaller, more nimble Apple, Research in Motion and HTC of Taiwan, which is the reason we prefer the latter three companies. Relatedly, we like the leading touch screen hardware providers Synaptics and Atmel.

Our investment in Qualcomm, the key supplier in both application processors and radio-frequency baseband chips, leverages the rapid adoption of smartphones and tablets. The tablet has become the consumer bridge device between smartphone and low-end notebook. We believe that PC unit volume growth will slow to 7% in 2011 due to economic conditions and the impact of alternative computing devices that include tablets.Overall competition in the global PC market continues to drive price points lower. Within the PC supply chain, we believe the segment that will maintain the most attractive margin structure remains in the microprocessor area. Our investment strategy has been to leverage off the PC unit volume with Intel, which will remain the dominant supplier and share gainer of the critical microprocessor. Computer server sales have been surprisingly resilient, as Internet-driven content has exploded. Intel's new server low-power, micro-processing chips have helped drive an upgrade cycle, since lower power and cooling costs have paid for the replacement costs within a typical time period of ten months.

View entire Sector Focus: Technology article.

**Thanksgiving Holiday**

Sit Mutual Funds will be closed on Thursday, November 24th in observance of Thanksgiving.

Transactions received after 3:00 p.m. CT, on Wednesday, November 23rd, will be processed on Friday, November 25th due to the close of the New York Stock Exchange on November 24th.

Investor service representatives will be available normal hours (7:30 a.m. - 5:30 p.m.) on Friday, however due to the early close of the New York Stock Exchange, transactions received after 12:00 p.m. CT, on Friday, November 25th, will be processed on Monday, November 28th.



**Third Quarter Fund Analytics**

To view the statistical breakdown of the Funds, go to the individual Fund pages.

**New Cost Basis Regulation**

New tax regulation requires that you choose a method of cost basis calculation for your accounts that are subject to Form 1099-B tax reporting. Starting with the 2012 tax year, Sit Mutual Funds will be required to report cost basis and gain/loss information to you and to the Internal Reveue Service. We offer a wide variety of cost basis calculation options so you can tailor the method(s) to your own tax situation.

- More information on cost basis and the new regulation.
- Cost Basis Election Form

**October Performance Returns Available**

Sit Mutual Funds' October 2011 performance returns are available. To view the results go to the Performance page.

Daily Prices

Account Access

Contact Us

Documents

Applications

## Search

Go

## E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

## Open an Account

It's easy to open an account. Prospectuses and applications are available online.

**Important Legal Information**

# Financial Reports

November 22, 2011

| Fund(s) | Semi-Annual Report | Annual Report |
|---|---|---|
| • Balanced<br>• Dividend Growth<br>• Global Dividend Growth<br>• Large Cap Growth<br>• Mid Cap Growth<br>• International Growth<br>• Small Cap Growth<br>• Developing Markets Growth | <br>12/31/10 Stock Semi-Annual Report | <br>6/30/11 Stock Annual Report |
| • U.S. Government Securities<br>• Tax-Free Income<br>• Minnesota Tax-Free Income | <br>9/30/11 Bond Semi-Annual Report | <br>3/31/11 Bond Annual Report |

Stock Funds
Semi-Annual Report
Sit Mutual Funds

Stock Funds
Annual Report
Sit Mutual Funds

Bond Funds
Semi-Annual Report
Sit Mutual Funds

Bond Funds
Annual Report
Sit Mutual Funds

## Search

Go

## E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

# Tax Information

November 22, 2011

Online Access
Telephone Access
Forms Library
Tax Information
College Funding Education
Contact Information

Daily Prices
Account Access
Contact Us
Documents
Applications

Search
Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

## 2011 Year-End Distribution Estimates

Mutual funds are required to distribute net realized capital gains and income each year. We will pay these amounts this year on December 16th (to shareholders of record on December 15th). This year's distribution estimates are provided in the box at the right. The Sit Fixed Income Funds pay regular monthly income distributions, but will not be paying a capital gain.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that will pay taxable capital gains or income. This form will not be produced for accounts with holdings in the Sit Mutual Funds that did not have any realized net capital gains or income.

If you wish to know the capital gains and interest realized for your Sit Mutual Funds prior to delivery of your Form 1099-DIV, this information will be available here, on the website at www.sitfunds.com on December 16, 2011. You may also contact an Investor Services Representative at 1-800-332-5580 on or after December 16th.

| Sit Mutual Fund | Short Term Capital Gain | Long Term Capital Gain | Income* |
|---|---|---|---|
| Mid Cap Growth Fund | $0.00 | $0.00 | $0.00 |
| Large Cap Growth Fund | $0.00 | $0.00 | $0.15 - $0.35 |
| Small Cap Growth Fund | $0.00 | $0.00 | $0.00 |
| Balanced Fund | $0.00 | $0.00 | $0.04 - $0.08** |
| Developing Markets Growth Fund | $0.00 | $1.30 - $1.70 | $0.05 - $0.15 |
| International Growth Fund | $0.00 | $0.00 | $0.15 - $0.30 |
| Dividend Growth Fund Class I and Class S | $0.00 | $0.06 - $0.14 | $0.04 - $0.08** |
| Global Dividend Growth Fund Class I and Class S | $0.00 | $0.10 - $0.20 | $0.04 - $0.08** |

*Dividends are estimated to be "qualified" for tax purposes, which means they are taxed at a maximum of 15%. Any portion of the dividends that are not considered qualified will be taxed at ordinary income tax rates. This information is subject to change without notice.
**The Sit Balanced, Dividend Growth, and Global Dividend Growth Funds pay dividends quarterly. This is an estimate of the regular quarterly dividend.

## 2010 Tax Information Brochure

The following information is for 2010 taxes. Consult your tax advisor about how to report this information on your federal and state tax returns. Your tax advisor will need this information to prepare your taxes.

2010 Tax Information Brochure

Tax forms were mailed between the dates of February 5th to the 7th.

## 2010 Year-End Distribution Amounts

Mutual funds are required to distribute net realized capital gains and income each year. These amounts were paid this year on December 17th (to shareholders of record on December 16th).

As always, the Sit Fixed-Income Funds pay regular monthly income distributions.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that pay taxable capital gains or income. This form will not be produced for accounts with holdings in the Sit Mutual Funds that did not have any realized net capital gains or income.

| Sit Mutual Fund | Short Term Capital Gain | Long Term Capital Gain | Income |
|---|---|---|---|
| Large Cap Growth Fund | $0.00 | $0.00 | $0.224500 |
| Balanced Fund | $0.00 | $0.00 | $0.075209 |
| Developing Markets Growth Fund | $0.00 | $0.666107 | $0.015482 |
| International Growth Fund | $0.00 | $0.00 | $0.127368 |
| Dividend Growth Fund | $0.00 | $0.00 | $0.038800 |
| Global Dividend Growth Fund | $0.003616 | $0.122946 | $0.029453 |
| U.S. Government Securities Fund | $0.000651 | $0.003135 | |

## 2009 Tax Information Brochure

The following information is for 2009 taxes. Consult your tax advisor about how to report this information on your federal and state tax returns. Your tax advisor will need this information to prepare your taxes.

2009 Tax Information Brochure

## 2009 Year-End Distribution Amounts

Mutual funds are required to distribute net realized capital gains and income each year. We paid these amounts this year on **December 18th** (to shareholders of record on **December 17th**). This year's distribution amounts are provided in the table below. As always, the Sit Fixed-Income Funds pay regular monthly income distributions.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that paid taxable capital gains or income. This form will not be produced for accounts with holdings in the Small Cap Growth Fund or the Mid Cap Growth Fund because these Funds did not have any realized net capital gains or income.

| Sit Mutual Fund | Income Distribution | Capital Gain Distribution |
|---|---|---|
| Mid Cap Growth | $0.00 | $0.00 |
| Small Cap Growth | $0.00 | $0.00 |
| Balanced | $0.097407 | $0.00 |
| Dividend Growth (I Class) | $0.048639 | $0.00 |
| Dividend Growth (S Class) | $0.042042 | $0.00 |
| Large Cap Growth | $0.215013 | $0.00 |
| International Growth | $0.124495 | $0.00 |
| Developing Markets Growth | $0.044129 | $0.00 |
| Global Dividend Growth (I Class) | $0.032935 | $0.00 |
| Global Dividend Growth (S Class) | $0.026181 | $0.00 |
| U.S. Government Securities | $0.00 | $0.00 |
| Tax-Free Income | $0.00 | $0.00 |
| Minnesota Tax-Free Income | $0.00 | $0.00 |

If you're looking for past year's tax information it is now available on the Historical Tax Information page.

# Investment Professionals

Roger Sit | Michael Brilley | Equity | Fixed Income | Mutual Funds



## Roger J. Sit

Chairman, Chief Executive Officer, President and Global Chief Investment Officer

Roger Sit directs investment management activities for Sit Investment Associates, a diverse financial asset management firm with capabilities in both domestic and international investment products. Roger joined the organization in January 1998 and worked closely with firm founder Gene Sit for over ten years. Prior to joining the firm, Roger was a Vice President and Senior Equity Research Analyst at Goldman Sachs & Co. in New York for seven years. Additionally, he was a Captain in the U.S. Air Force, serving six years active duty with financial management responsibilities at Headquarters Space Division. Roger graduated with Military Distinction from the U.S. Air Force Academy in 1984. He earned a M.S. in Systems Management from the University of Southern California in 1987 and an M.B.A. with honors from the Harvard Graduate School of Business in 1991. Roger serves on the boards of Convergent Capital, the Minneapolis Institute of Arts and the University of Minnesota Outreach, Research and Education (UMore) Development LLC.

**The Sit Mutual Funds**
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

### Search

Go

### E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

### Open an Account

It's easy to open an account. Prospectuses and applications are available online.

### Important Legal Information



## Michael C. Brilley

President and Senior Fixed Income Officer

Michael Brilley joined Sit Investment Associates in early 1984. He currently serves as the President and Fixed Income Officer. Michael spent nearly ten years with First Bank Minneapolis where he was Vice President and Senior Fixed Income Officer. His responsibilities at First Bank included management of over $2.5 billion of assets in bond portfolios for the Bank's institutional customers, its own investment portfolio and two money market mutual funds. Prior to coming to Minneapolis, he spent seven years in the investment management business with the trust departments of the Merchants National Bank of Indianapolis and the Continental Illinois National Bank of Chicago. His experience includes both credit and equity analysis and the management of both debt and equity portfolios. Collective bond funds that he managed were often leaders in investment performance. Michael has served as a voluntary financial advisor to various municipal entities and has spoken at numerous regional and national investment conferences. He received a B.S. in Business Administration from Millikin University in 1967.

### Search

Go

### E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

### Open an Account

It's easy to open an account. Prospectuses and applications are available online.

### Important Legal Information

# Investment Professionals

Roger Sit | Michael Brilley | Equity | Fixed Income | Mutual Funds



## Kent L. Johnson, CFA

Senior Vice President - Research and Investment Management

Kent joined Sit Investment Associates in January 1989. He is currently responsible for co-managing the Sit Dividend Growth Fund and provides fundamental research on companies in the capital goods, financial, transportation and education sectors. In addition, Kent leads SIA's quantitative research team. He has served in a variety of positions at SIA including client administration and computer applications before joining the equity research staff in 1993. Kent received a B.S. in Finance in 1989 from the University of Minnesota and earned an M.B.A. from the University of Minnesota Carlson School of Management in 1995.



## Ronald D. Sit, CFA

Vice President - Research and Investment Management

Ron joined Sit Investment Associates in July 1984. His current responsibilities include investment research on consumer-oriented companies in the consumer non-durable, commercial services and retail sectors. Ron's prior work experience includes approximately two years with the Gelco Corporation where he worked for both the company Treasurer and Controller. In addition, he worked as a Research Assistant with Piper Jaffray. Ron received a B.A. degree from Northwestern University in 1981 and, in 1984, earned an M.M. from the J.L. Kellogg Graduate School of Management in the areas of finance, managerial economics and managerial accounting. He serves on the boards of the Saint Paul Chamber Orchestra, Private School Young Life and the President's Cabinet of the Northern Star Council, BSA.



## David A. Brown, CFA, CPA

Vice President - Research and Investment Management & Director of Client Services

Dave joined Sit Investment Associates in July 1997. His current equity research responsibilities include the media, consumer durable and consumer services sectors, and researching accounting issues. Additionally, he is responsible for supporting the firm's institutional equity business development and client service initiatives. Prior to joining the firm, Dave held a variety of positions with KPMG Peat Marwick LLP. While at KPMG, between 1986 and 1992, Dave managed a variety of client relationships and specialized in providing technical accounting and advisory services on GAAP, SEC, and financial reporting issues to corporate clients. From 1992 through 1997, he specialized in mergers and acquisitions and capital market transactions. He joined KPMG in 1986 after receiving his B.B.A. in Accounting from the University of North Dakota.

**The Sit Mutual Funds**
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

### Search

Go

### E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

### Open an Account

It's easy to open an account. Prospectuses and applications are available online.



## Robert W. Sit, CFA

Vice President - Research and Investment Management

Rob joined Sit Investment Associates in February 1993 as a member of the technology research team. His primary responsibilities include performing investment research on software, networking equipment,computer services, and coal producing companies. Prior to joining the domestic equity research team, Rob worked for SIA's affiliate, Sit International (Sit/Kim), as a research associate. Rob received a B.A. degree in Economics and History from DePauw University in 1991 and earned an M.B.A. from Northwestern University's J.L. Kellogg Graduate School of Management in 2002. He currently serves on the board of the Minnesota International Center.



## Michael J. Stellmacher, CFA

Vice President - Research and Investment Management

Mike joined Sit Investment Associates in January 2001. His investment research responsibilities focus on the 20th century economy, high carbon-footprint industries such as energy, utilities, chemicals, and metals. Prior to joining SIA, Mike spent ten years managing the investments of The Pillsbury Company's employee benefit plans. Trained as an economist, he also held economic research and analysis positions with Pillsbury, Tri/Valley Growers, and the U.S. Department of Agriculture. He received B.S. and M.S. degrees in Agricultural Economics from the University of Wisconsin- Madison (1977) and Oklahoma State University (1979), respectively, and received an M.B.A. from the University of Minnesota Carlson School of Management in 1991.



## Raymond E. Sit

Vice President - Research and Investment Management

Raymond joined Sit Investment Associates in 1992 and is responsible for research and portfolio recommendations for investments in Latin America, emerging Europe and Asia ex-Japan. Prior to joining Sit Investment, Raymond was a cost analyst with Tecolote Research, Inc. in their Aerospace Cost Consulting Practice. During the summers of 1983-1986, he worked as a research associate for Sit Investment while attending college. He received a B.S. in Economics with a minor in statistics from the University of Minnesota in 1987 and an M.B.A. from Pepperdine University in 1990.



## Denise A. Anderson, Ph.D.

Vice President - Research and Investment Management

Denise joined Sit Investment Associates in November 2008. She is responsible for fundamental research on companies in the global healthcare sector. Prior to joining SIA, Denise spent ten years as a sell-side healthcare analyst, working for Kepler Capital Markets, Bank Julius Baer and Bank Sarasin, all based in Zurich, Switzerland. She served as head of the healthcare teams since 2002. Prior to her career in the financial world, Denise was employed for close to ten years in the research departments of Roche and BASF, work which earned her a number of patents. Denise received a B.A. in chemistry from the University of Minnesota, Morris in 1983, a Ph.D. in organic chemistry from The Johns Hopkins University in 1989 and an M.B.A. from Duke University in 1997.



## John M. Bernstein

Vice President - Research and Investment Management

John joined Sit Investment Associates in March 1995. He currently provides fundamental research on both domestic and global financial companies. Prior to joining SIA, John was an equity research analyst for an investment advisory firm. He received a B.A. degree from Carleton College in 1986 and an M.B.A. in Finance and Marketing from the University of Minnesota Carlson School of Management in 1992.



## Joseph R. Eshoo

Vice President – Research and Investment Management

Joe joined Sit Investment Associates in January 2008. His investment research responsibilities are focused in the telecommunication services and equipment area. Prior to joining SIA, Joe was a Senior Analyst/Portfolio Manager at HighMark Capital Management covering the Information Technology and Telecommunication Services sectors. He has over nine years of sell-side Senior Analyst experience at A.G. Edwards & Sons, Rodman & Renshaw and Zacks Investment Research. He received a B.S. in Electrical and Electronics Engineering from Marquette University in 1982, a Masters in Engineering Management from Northwestern University in 1988 and an M.B.A. with a concentration in Finance and specialization in International Business from the University of Chicago in 1991. Prior to the career change into the investment industry, Joe worked within the avionics defense industry for nine years as a radar jamming systems design engineer primarily at Northrop Corporation.



## Matthew T. Loucks, CFA

Vice President – Research and Investment Management

Matt joined Sit Investment Associates in February 2005. He is currently responsible for fundamental research on companies in the healthcare sector. Prior to joining SIA, Matt spent four years at William Blair Investment Management in Chicago, following the healthcare sector. Prior to business school, Matt spent four years in the investment banking industry as an analyst in the Equity Capital Markets group at JP Morgan and as an associate in the Financial Sponsors group at Banc of America Securities. He received an A.B. in Economics from the University of Chicago in 1995 and an M.B.A. from the Chicago Booth School of Business in 2001, with concentrations in finance, strategy and accounting.



## Janet K. Kinzler

Vice President – Research and Investment Management

Janet joined the organization in August 2001. She is a member of the global equity investment team focusing primarily on Europe and Canada. Janet has more than 20 years of experience in business and financial analysis. Prior to joining SIA, she was a Principal at SCA Consulting in Chicago. Additionally, she was a Vice President at Credit Suisse First Boston in London where she was a sell-side investment analyst covering European airlines. She earned a B.B.A. degree from the University of Michigan in 1986 and an M.B.A in Finance and Multinational Management from the Wharton School at the University of Pennsylvania in 1992. Janet serves on the boards of the global Wharton Alumni Association and the Guthrie Theater Business Council.



## Tasha M. Murdoff

Vice President – Research and Investment Management

Tasha joined Sit Investment Associates in November 1995. She is currently a member of the global equity investment team responsible for fundamental research on companies located within Europe, Canada, and emerging markets along with providing quantitative research for international and global portfolios. Tasha began in Sit Mutual Funds before transferring to SIA marketing in September 1998 and to equity research in 2000. She received a B.A. in Business Administration with an emphasis in finance from Augsburg College in Minneapolis in 1997 and an M.B.A. from the University of St. Thomas in 2002.



## Mark A. Pepper

Vice President – Research and Investment Management

Mark rejoined Sit Investment Associates in October 2010. He is currently a generalist with a focus on Europe. Mark previously worked for SIA as an Equity Research Analyst from 2002-2007 covering several industries within the technology and healthcare sectors and as a consultant from 2008-2010. He has also worked as Vice President and Senior Research Analyst for OFI Institutional, where he covered the consumer discretionary and healthcare sectors as part of a four-person team managing OFI's small cap relative value (core) and disciplined value portfolios, and four years as a sell-side research analyst at Goldman Sachs covering capital goods and automotive companies. Mark earned a B.S. in Business Administration from Bryant College in 1995 and an M.B.A. from the Harvard Graduate School of Business in 2001.



## Stacey M. Curme

Equity Trader / Equity Research Analyst

Stacey joined Sit Investment Associates in December 1993. She currently serves as an equity trader for the domestic and international markets. Stacey also works as a research associate to the Global Chief Investment Officer. She spent five years in client servicing in both the Sit Mutual Fund group and client administration before joining the equity research team. Stacey received her B.S. degree in Finance and Banking in 1993 and M.B.A. in 2001 from the University of Minnesota Carlson School of Management.



### Ningning Tang, CFA
Equity Research Associate

Ningning joined Sit Investment Associates in November 2007. She is a generalist, currently researching stocks in the greater China region. Prior to SIA, Ningning was an associate equity analyst covering technology stocks with Craig-Hallum Capital Group from 2005 to 2007. She also worked at Peregrine Capital Group from 2004 to 2005. In addition, Ningning worked 6 years at Prima Pacific Inc. in Beijing China as a business analyst. She received a B.A. from Beijing Second Foreign Language Institute in 1992 and an M.B.A. from the University of St. Thomas in 2004. Ningning is fluent in Mandarin.



### Bradley W. Meyer
Equity Trader / Equity Research Associate

Brad joined Sit Investment Associates in January 2001. He currently serves as an equity trader and maintains some equity research responsibilities. He worked for three years in the client administration area before joining the equity research team. Prior to joining SIA, he worked as an investment accountant for Investment Advisors Inc. in Minneapolis. Brad graduated with a B.A. in Finance from Gustavus Adolphus College in December 1998 and received an M.B.A. from the University of Minnesota Carlson School of Management in 2008.



### Nicholas D. Tich
Equity Research Assistant

Nick joined Sit Investment Associates in March 2005. He currently works with the equity research team, performing portfolio analysis and other quantitative tasks. Nick began as an intern in Sit Mutual Funds before transferring to the equity research area. He received a B.S. in Mathematical Economics from the University of St. Thomas in May 2008.



### Lee J. Feltman
Equity Research Assistant

Lee joined Sit Investment Associates in May 2007. He is currently a generalist, providing fundamental research and quantitative analysis to the equity research team. Lee began as an equity research intern before joining the firm full time. He received a B.S. in Finance from the University of Minnesota 2009 and is currently a CFA candidate.



### Eric M. Manthe
Equity Research Assistant

Eric joined Sit Investment Associates in October 2004. He currently works in equity research where he uses quantitative tools and portfolio analytics to help the team. Eric began his career with SIA in the systems department before transferring to the equity research area. He received a B.S. in Computer Science with a minor in Economics from St. Cloud State University in 2003, and an M.B.A. with a concentration in finance from the Carlson School of Management in 2010.



## Peter L. Mitchelson, CFA

Vice Chairman (Retired)

Before joining Sit Investment in August 1981, Peter served as Senior Vice President - Portfolio Management and Client Services for IDS (American Express Financial) Advisory in Minneapolis, where he was responsible for managing approximately $300 million in equity assets for client portfolios. In addition, he directed the marketing of the firm's services. Prior to joining the IDS organization in early 1978, he spent ten years with an investment counseling firm in Montreal which specialized in pension fund management. Peter has educational and investment experience in Switzerland, Canada, and the United States, obtaining a BComm degree from the University of Toronto in 1964 and an M.B.A. from the Harvard Graduate School of Business Administration in 1966. He currently is serving his second term as a board member of the Minnesota Council on Economic Education and is an "at large" member of the Investment Committee of Westminster Presbyterian Church in downtown Minneapolis.



## Edward M Giles, CFA

Advisory Director

Ed is a managing member of GME Capital LLC since 2005. He was Chairman of The Vertical Group, Inc., an investment fund administration company from 1989 through 2006, and now serves as its Chairman Emeritus. Mr. Giles was previously President of F. Eberstadt & Co., Inc., a securities firm. He also serves on the Board of Directors of Tepha, Inc. Ed received a B.Ch.E. from Princeton University, and an S.M. in Industrial Management from Massachusetts Institute of Technology (MIT).

# Investment Professionals



## Debra A. Sit, CFA

Senior Vice President and Senior Portfolio Manager

Debbie Sit joined Sit Investment Associates in 1981, working in the computer applications and various administrative areas for four years. She returned to the firm in September 1987 as a research analyst and Bond Specialist – Assistant Fixed income Manager, focusing primarily on taxable bonds. Since 1991, she has served as co-manager of the firm's tax-exempt bond portfolios, and is also currently responsible for overseeing the firm's municipal bond research process. Debbie received her B.A. in Biology from the University of Minnesota in 1982 and, in 1987, completed her M.B.A. at the Chicago Booth School of Business where she earned a finance specialization with concentrations in accounting and policy. She is also a CFA. Debbie currently serves on the boards of the University of Minnesota Foundation, Ordway Center for the Performing Arts and VocalEssence.



## Bryce A. Doty, CFA

Senior Vice President and Senior Portfolio Manager

Bryce Doty joined Sit Investment Associates in November 1995. He is responsible for taxable bond portfolio management serving as portfolio manager for all taxable bond accounts. Bryce's seven years of experience with Minnesota Mutual include two years of management consulting, two years as Due Diligence Officer for broker/dealer operations and three years as the head of their Public Bond Trading desk. His responsibilities also included analyzing and monitoring all total return corporate credits. In 1988, Bryce received a B.A. in Business Management with minors in physics and psychology from Hamline University. He completed his M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management in 1992.



## Mark H. Book, CFA, CMA

Vice President and Portfolio Manager

Mark joined Sit Investment Associates in August 2000 as a Portfolio Manager and Fixed Income Analyst. He is responsible for taxable bond portfolio management and credit research. Prior to joining SIA, Mark spent three years with U.S. Bancorp Piper Jaffray where he was Vice President and Senior Corporate Bond Strategist. Prior to U.S. Bancorp Piper Jaffray, he worked as a fixed income portfolio manager at Northwest Investment Management for one year and Insight Investment Management for six years. He also traded fixed income securities at Reliastar Financial Corporation (now ING) for five years. Mark received a B.A. in Accounting from the University of Minnesota in 1987. In 1992 he completed his M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management.



## Paul J. Jungquist, CPA, CFA

Vice President and Portfolio Manager

Paul joined Sit Investment Associates in January 1994. He is responsible for analyzing municipal and corporate credits and serves as portfolio manager for certain taxable and tax-exempt accounts. Prior to that he worked as an auditor for Grant Thornton. He has also served as an assistant controller for a publicly held engineering services company. In 1984, Paul received a B.B.A. of Accountancy from the University of Notre Dame. He graduated from the University of Minnesota Carlson School of Management in 1993, where he obtained an M.B.A. in finance.



## Christopher M. Rasmussen, CFA

Research Analyst

Chris joined Sit Investment Associates in February 1999, joining Sit Fixed Income in September 2002. His responsibilities include securities analysis and portfolio management, with an emphasis on taxable bond portfolios. Chris received a B.S.B. in Finance with a minor in economics from the University of Minnesota Carlson School of Management in 2001. In 2004, he received an M.B.A with dual concentrations in finance and strategic management, also from the University of Minnesota Carlson School of Management.



## Todd S. Emerson, CFA

Research Analyst

Todd joined Sit Investment Associates in July 2006. His responsibilities include credit research and analysis on individual fixed income securities. Previously he spent over six years in various strategic finance roles at Thomson West and US Bank, as well as almost four years in public finance and treasury at RBC Dain Rauscher. In 1991, Todd received a B.B.A. in Economics from the University of Wisconsin-Eau Claire. He completed his M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management in 1994.



## Matthew T. Hilliard, CFA

Research Analyst

Matt joined Sit Investment Associates in October 2007. His responsibilities include credit research and analysis on individual fixed income securities. Prior to joining SIA, he spent two and a half years as a valuation analyst with Stonehill Group, and one year as a corporate trust analyst for US Bank. Matt received B.A. degrees in Finance and Economics from the University of Wisconsin - La Crosse in 2002 and an M.B.A. with a concentration in finance at the University of Minnesota Carlson School of Management in May 2008.



## Eric T. Nelmark
Research Analyst

Eric joined Sit Investment Associates in August 2004. His responsibilities include credit research and analysis on individual fixed income securities. Prior to joining SIA he spent almost six years at Investment Advisers, Inc. (now Paladin Investment Associates). Eric spent time in several areas including mutual fund accounting, finance, and equity trading. In 1998, he received his B.A. in Business Administration from Bethel University with concentrations in accounting and finance and an M.B.A. from the University of St. Thomas in 2005.



## Jessica A. Ersfeld , CFA
Research Analyst

Jessica joined Sit Investment Associates in September 2007. Her responsibilities include research, analysis and trading of mortgage securities. Prior to joining the fixed income team Jessica worked in corporate trust at Wells Fargo Bank for five years, specializing in municipal debt and student loan securities. She received her B.A. (Magna Cum Laude) in Finance and Computer Science from the University of St. Thomas in 2000 and received an M.B.A. from the University of Minnesota Carlson School of Management in 2006.



## Kevin P. O'Brien, CFA
Municipal Bond Trader

Kevin returned to Sit Investment Associates in August 2008. He currently is responsible for trading municipal bonds. He originally joined the firm in October 1997 and spent three years in client administration before joining the equity research team where he was responsible for trading domestic and international equities in addition to performing quantitative research. He left the firm in June 2005 to work full-time for the Army National Guard and prepare for a deployment to Iraq as an Air Assault Company Commander and UH-60 Blackhawk helicopter pilot from which he returned in the summer of 2008. Kevin received a B.A. in Economics and Business Administration with a concentration in Financial Management from the University of St. Thomas in 1997.



## Michael J. Reich, CFA
Research Associate

Michael joined Sit Investment Associates in March 2004. His primary responsibilities are to provide assistance in the analysis and trading of fixed income securities. Michael worked for Sit Mutual Funds before joining Sit Fixed Income in December 2006. He received a B.A. in Business Administration-Finance with a minor in economics from the University of St. Thomas in 2005, and an M.B.A. from the University of Minnesota Carlson School of Management in 2009.



## Michael C. Hubbard, CFA

Research Associate

Mike joined Sit Investment Associates in September 2011. His responsibilities include credit research and analysis on fixed income securities. Prior to joining SIA, Mike worked four years as a consultant for Sate Street Investment Analytics in Boston. He also spent three years as a research and performance analyst at Adviser Investments in Newton, MA. He received a B.S. in Finance from Boston College in 2001.



## Andrew J. Tich

Research Assistant

Andrew joined Sit Investment Associates in June 2006. His current responsibilities include credit research and analysis on individual fixed income securities and assisting in the development and processing of quantitative analytical tools for fixed income portfolio management. Andrew worked for the administration group before moving to fixed income in August 2007. He received his B.S. in Actuarial Science from the University of St. Thomas in December 2009 and is currently a candidate in the CFA program.



## Jeffrey R. Lindell

Research Assistant

Jeff joined Sit Investment Associates in October 2008 where he worked as a Portfolio Accountant before joining the fixed income team in July 2011. His current responsibilities include credit research and analysis on individual fixed income securities and assisting in the development and processing of quantitative and qualitative analytical tools for fixed income portfolio management. He received a B.A. in Financial Management from the University of St. Thomas in June 2007 and is currently a candidate in the CFA program.



## Marci A. Lorge

Senior Client Administrator

Marci joined Sit Investment Associates in April 1988 after serving as Operations Manager at IRI Securities. Prior to that she worked for Miller & Schroeder Financial in Operations. She currently serves as a Senior Client Administrator and provides support to the fixed income portfolio managers and traders. Marci also fills a liaison role between the fixed income and client administration departments. She received a B.S. in Business Administration and French with a minor in Economics from the University of Wisconsin, Steven's Point in 1978.



## Brian R. Gilbert

Computer Decision Support Associate

Brian joined Sit Investment Associates in August 1994. Brian is currently responsible for developing and running the quantitative analytical tools for fixed income portfolio management. Before joining the fixed income team, Brian worked in operations for Sit Investment as a client administrator. Prior to joining SIA, he spent more than two years with Norwest Mortgage, Inc. in the mortgage pooling division. Brian received a B.S. in Management and a B.S. in Computer Information Systems from Northwestern College in 1990.

### Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

# Investment Professionals



## Rick B. Schuett, CFA

Rick is Sit Mutual Funds Manager of Investor Services and is a limited principal with Sit Mutual Funds. He is responsible for all investor services, including the transfer agent relationship, and is liaison to financial intermediaries. Rick also oversees direct sales. Rick is a graduate of St. Cloud State University and completed his CFA in 2001. He is Series 7 licensed. Prior to joining Sit Mutual Funds in 1995, Rick was with IDS Financial Services and Textron Financial.



## Steven P. Benjamin, CEBS, CRPC

Steve is Manager of Advisor and Retirement Plan Services for Sit Mutual Funds. His work includes servicing financial advisors, retirement plan participants and administrators. Steve specializes in retirement plans, including IRAs, SEPs and others. He is a graduate of Hamline University and is Series 7 licensed. Before joining Sit Mutual Funds, Steve worked in retirement plan administration at American Express Financial Advisors and Minnesota Mutual Life.



## Kathleen D. Larkin

Kathleen is Communications Manager for the Sit Mutual Funds and is responsible for all communications and marketing media. Her work also includes shareholder events and media and community relations. She coordinates the Sit Mutual Funds intern program and various special projects as well. Kathleen previously worked in a variety of roles in communications and marketing in several industries, including banking, retail, public accounting, not-for-profit and medicine prior to joining Sit Mutual Funds in 1998.



## Scott M. Lambrecht

Scott produces the Sit Mutual Funds website and serves as database analyst and Morningstar liaison. He collaborates on special projects within the organization, including advertising, and is an auxiliary client services representative. Scott joined Sit Mutual Funds as an intern in 1995 while a student at the University of Minnesota.



## Mark S. Milner

Mark Milner provides assistance to shareholders and non-shareholders with investment and account management issues. He is Series 7 and Series 66 licensed and a graduate of Iowa State University where he majored in both Finance and Management Information Systems. Prior to joining Sit Mutual Funds, Mark worked as a Financial Advisor at Ameriprise Financial in Minneapolis.



## Joe H. Lepinski

As an investor services representative, Joe assists investors with investment issues and shareholder account management. He is series 7 and 63 licensed and a graduate of the University of St. Thomas where he majored in Financial Management. Prior to joining Sit Mutual Funds, Joe worked as an investment advisor at Raymond James Financial Services in St. Paul.



## Jim M. Groetsch

Jim is a financial services representative who, before joining Sit Mutual Funds, worked as an Advisor with Thrivent Financial in Edina. Jim assists Sit Mutual Funds shareholders with a variety of account and portfolio issues. He earned a Bachelor of Arts Degree in Economics from Fort Lewis College in Durango, Colorado and is Series 7 and 66 licensed.

### Search

Go

### E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

### Open an Account

It's easy to open an account. Prospectuses and applications are available online.



# Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

## Performance

Average Annual Returns as of 9/30/2011

| | Three Month* | One Year | Three Year | Five Year | Ten Year | Since Inception** |
|---|---|---|---|---|---|---|
| **Sit Balanced Fund** | **-7.65%** | **2.19%** | **3.29%** | **1.99%** | **3.45%** | **5.87%** |
| S&P 500 Index | -13.87 | 1.14 | 1.23 | -1.18 | 2.81 | 7.13 |
| Barclays Capital Aggregate Bond Index | 3.82 | 5.26 | 7.97 | 6.53 | 5.66 | 6.30 |

*Not Annualized; **Inception Date of 12/31/93

## About the Fund

| | |
|---|---|
| Net Assets (as of 9/30/2011): | $10.2 Million |
| Inception Date: | 12/31/93 |
| Lead Manager Tenure: | Since 1/1/98 |
| Ticker Symbol: | SIBAX |
| Sit Fund Number: | 9 |
| CUSIP Number: | 82980D-20-2 |
| Minimum Investment Amount: | $5,000 |
| Minimum IRA Investment Amount: | $2,000 |

## Fund Management

**Roger J. Sit**

- 19 Years of industry experience.

**Bryce A. Doty, CFA**

- 19 Years of industry experience.

**John M. Bernstein**

- 17 Years of industry experience.

Click for Full Biographies

## Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

## Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

## Top Five Stock Holdings

as of 9/30/2011

- Apple, Inc.
- Chevron Corp.
- International Business Machines Corp.
- Oracle Corp.
- Qualcomm, Inc.

**The Sit Mutual Funds**
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

## Search

Go

## E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

## Open an Account

It's easy to open an account. Prospectuses and applications are available online.

### Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



# Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

## Average Annual Returns
as of 9/30/2011

| | Three Month* | One Year | Three Year | Five Year | Ten Year | Since Inception** |
|---|---|---|---|---|---|---|
| **Sit Balanced Fund** | **-7.65%** | **2.19%** | **3.29%** | **1.99%** | **3.45%** | **5.87%** |
| S&P 500 Index | -13.87 | 1.14 | 1.23 | -1.18 | 2.81 | 7.13 |
| Barclays Capital Aggregate Bond Index | 3.82 | 5.26 | 7.97 | 6.53 | 5.66 | 6.30 |

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Barclays Capital Aggregate Bond Index
15%
10%
5%
0%
-5%
-10%
-15%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

## Total Return by Calendar Year
as of 9/30/2011

| | 1994 | 1995 | 1996 | 1997 | 1998 |
|---|---|---|---|---|---|
| **Sit Balanced** | **-0.33%** | **25.43%** | **15.80%** | **21.73%** | **21.30%** |
| S&P 500 Index | 1.32 | 37.58 | 22.96 | 33.36 | 28.58 |
| Barclays Capital Aggregate Bond Index | -2.92 | 18.47 | 3.63 | 9.65 | 8.69 |
| | **1999** | **2000** | **2001** | **2002** | **2003** |
| **Sit Balanced** | **20.15%** | **-4.80%** | **-12.99%** | **-18.59%** | **19.20%** |
| S&P 500 Index | 21.04 | -9.11 | -11.88 | -22.10 | 28.68 |
| Barclays Capital Aggregate Bond Index | -0.82 | 11.63 | 8.44 | 10.25 | 4.10 |
| | **2004** | **2005** | **2006** | **2007** | **2008** |
| **Sit Balanced** | **9.22%** | **7.51%** | **7.88%** | **10.52%** | **-26.88%** |
| S&P 500 Index | 10.88 | 4.91 | 15.80 | 5.50 | -37.00 |
| Barclays Capital Aggregate Bond Index | 4.34 | 2.43 | 4.33 | 6.97 | 5.24 |
| | **2009** | **2010** | **2011** | | |
| **Sit Balanced** | **23.12%** | **10.51%** | **-4.20%** | | |
| S&P 500 Index | 26.47 | 15.06 | -8.68 | | |
| Barclays Capital Aggregate Bond Index | 5.93 | 6.54 | 6.65 | | |


Sit Balanced
S&P 500 Index
Barclays Capital Aggregate Bond Index
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

## Growth of $10,000
as of 9/30/2011


Sit Balanced Fund
S&P 500 Index
Barclays Capital Aggregate Bond Index
$20,000
$15,000
$10,000
$5,000
9/30/2001
9/30/2003
9/30/2005
9/30/2007
9/30/2009
9/30/2011

The chart above illustrates the total value of hypothetical $10,000 investment in the Fund over the past 10 years as compared to the performance of the S&P 500 Index and the Barclays Captial Aggregate Bond Index. Past performance does not guarantee future results. Returns include the reinvestment of distributions. The chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

1. S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

2. Barclays Capital Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year.

### Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Open an Account

It's easy to open an account. Prospectuses and applications are available online.



# Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

## Sector Allocation

as of 9/30/2011


Other Assets & Liabilities
4.9%
Bonds
35.6%
Stocks
59.5%

## Top Stock Holdings

as of 9/30/2011

| Top Five Stocks | % of Net Assets |
|---|---|
| Apple, Inc. | 2.1% |
| Chevron Corp. | 2.0 |
| International Business Machines Corp. | 1.8 |
| Oracle Corp. | 1.6 |
| Qualcomm, Inc. | 1.5 |
| Number of Holdings: 165 | Top Five Stock Holdings: 9% |

## Complete List of Holdings

Holdings as of September 30, 2011

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

## Search

Go

## E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

## Open an Account

It's easy to open an account. Prospectuses and applications are available online.

### Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



# Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

## Performance

Average Annual Returns as of 9/30/2011

| | Three Month* | One Year | Three Year | Five Year | Ten Year | Since Inception** |
|---|---|---|---|---|---|---|
| **Sit Developing Markets Growth Fund** | **-21.30%** | **-15.92%** | **2.14%** | **2.27%** | **11.14%** | **4.33%** |
| MSCI Emerging Markets Index | -23.19 | -18.14 | 3.81 | 2.50 | 13.35 | 3.59 |

*Not Annualized; **Inception Date of 7/1/94

## About the Fund

| | |
|---|---|
| Net Assets (as of 9/30/2011): | $11.6 Million |
| Inception Date: | 7/1/94 |
| Lead Manager Tenure: | Since 7/1/94 |
| Ticker Symbol: | SDMGX |
| Sit Fund Number: | 11 |
| CUSIP Number: | 82980D-40-0 |
| Minimum Investment Amount: | $5,000 |
| Minimum IRA Investment Amount: | $2,000 |

## Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

## Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

## Fund Management

**Roger J. Sit**

- 19 Years of industry experience.

**Raymond E. Sit**

- 17 Years of industry experience.

Click for Full Biographies

## Top Five Stock Holdings

as of 9/30/2011

- Vale SA, ADR
- Samsung Electronics Co., Ltd.
- Cia de Bebidas das Americas, ADR
- BHP Billiton, Ltd., ADR
- Petrobras

## Search

Go

## E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

## Open an Account

It's easy to open an account. Prospectuses and applications are available online.

### Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

*Sit Developing Markets Growth Fund* invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



# Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

## Average Annual Returns
as of 9/30/2011

| | Three Month* | One Year | Three Year | Five Year | Ten Year | Since Inception** |
|---|---|---|---|---|---|---|
| **Sit Developing Markets Growth Fund** | **-21.30%** | **-15.92%** | **2.14%** | **2.27%** | **11.14%** | **4.33%** |
| MSCI Emerging Markets Index | -23.19 | -18.14 | 3.81 | 2.50 | 13.35 | 3.59 |

*Not Annualized; **Inception Date of 7/1/94


30%
20%
10%
0%
-10%
-20%
-30%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

## Total Return by Calendar Year
as of 9/30/2011

| | 1994 | 1995 | 1996 | 1997 | 1998 |
|---|---|---|---|---|---|
| **Sit Developing Markets Growth Fund** | **-2.02%** | **-4.29%** | **17.27%** | **-5.20%** | **-24.93%** |
| MSCI Emerging Markets Index | 2.80 | -6.94 | 3.92 | -13.40 | -27.52 |
| | **1999** | **2000** | **2001** | **2002** | **2003** |
| **Sit Developing Markets Growth Fund** | **82.50%** | **-30.18%** | **-12.01%** | **-18.37%** | **45.96%** |
| MSCI Emerging Markets Index | 63.70 | -31.80 | -4.91 | -7.97 | 51.59 |
| | **2004** | **2005** | **2006** | **2007** | **2008** |
| **Sit Developing Markets Growth Fund** | **16.54%** | **33.77%** | **31.59%** | **40.72%** | **-55.26%** |
| MSCI Emerging Markets Index | 22.45 | 30.31 | 29.18 | 36.48 | -54.48 |
| | **2009** | **2010** | **2011** | | |
| **Sit Developing Markets Growth Fund** | **73.97%** | **14.53%** | **-22.79%** | | |
| MSCI Emerging Markets Index | 74.50 | 16.36 | -23.53 | | |


125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

## Growth of $10,000
as of 9/30/2011


$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
9/30/2001
9/30/2003
9/30/2005
9/30/2007
9/30/2009
9/30/2011

The sum of $10,000 invested on 9/30/2001 and held until 9/30/2011 would have grown to $28,760 in the Fund or $35,021 in the MSCI Emerging Markets Index assuming reinvestment of all dividends and capital gains.

### Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

*Sit Developing Markets Growth Fund* invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

### Search

Go

### E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

### Open an Account

It's easy to open an account. Prospectuses and applications are available online.

### Important Legal Information

# Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets



## Sector Allocation
as of 9/30/2011


Cash & Other Net Assets 0.9%
Finance 16.4%
Sectors Less Than 6% 17.2%
Energy Minerals 13.0%
Retail Trade 6.1%
Consumer Services 7.3%
Electronic Technology 8.4%
Non-Energy Minerals 12.9%
Communications 8.5%
Consumer Non-Durables 9.3%

## Portfolio Structure by Region
as of 9/30/2011


Asia
58.2%
59.3%
Latin America
29.8%
22.4%
Africa/Middle East
7.0%
8.3%
Europe
4.1%
10.0%
Cash & Other Net Assets
0.9%
0.0%
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund
0 10 20 30 40 50 60 70

## Top Stock Holdings
as of 9/30/2011

| Company | % of Net Assets |
|---|---|
| Vale SA, ADR | 3.8% |
| Samsung Electronics Co., Ltd. | 3.4 |
| Cia de Bebidas das Americas, ADR | 3.3 |
| BHP Billiton, Ltd., ADR | 3.1 |
| Petrobras | 3.0 |
| Rio Tinto, Ltd. | 2.7 |
| Banco Bradesco SA | 2.7 |
| CNOOC, Ltd., ADR | 2.7 |
| Shinhan Financial Group Co., Ltd. | 2.3 |
| Astra International Tbk PT | 2.2 |
| Number of Holdings: 65 | Top 10: 29.3% |

## Complete List of Holdings

Holdings as of September 30, 2011

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

### Search
Go

### E-Mail Updates
Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

### Open an Account
It's easy to open an account. Prospectuses and applications are available online.



# Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

## Performance

Average Annual Returns as of 9/30/2011

| | Three Month* | One Year | Three Year | Five Year | Since Inception** |
|---|---|---|---|---|---|
| **Sit Dividend Growth Class I** | **-14.17%** | **1.37%** | **2.73%** | **2.44%** | **5.63%** |
| S&P 500 Index | -13.87 | 1.14 | 1.23 | -1.18 | 2.26 |
| **Sit Dividend Growth Class S** | **-14.19** | **1.15** | **2.51** | **n/a** | **2.91** |
| S&P 500 Index | -13.87 | 1.14 | 1.23 | n/a | -0.34 |

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

## About the Fund

| | |
|---|---|
| I Class Net Assets (as of 9/30/2011): | $318.7 Million |
| S Class Net Assets (as of 9/30/2011): | $54.4 Million |
| Inception Date: | 12/31/03 |
| Lead Manager Tenure: | Since 12/31/03 |
| I Class Ticker Symbol: | SDVGX |
| I Class Sit Fund Number: | 15 |
| I Class CUSIP Number: | 82980D-70-7 |
| I Class Minimum Investment Amount: | $100,000 |
| I Class Minimum IRA Investment Amount: | $2,000 |
| S Class Ticker Symbol: | SDVSX |
| S Class Sit Fund Number: | 17 |
| S Class CUSIP Number: | 82980D-80- 6 |
| S Class Minimum Investment Amount: | $5,000 |
| S Class Minimum IRA Investment Amount: | $2,000 |

## Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

## Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

## Top Five Stock Holdings

as of 9/30/2011

- International Business Machines Corp.
- Chevron Corp.
- Verizon Communications, Inc.
- Procter & Gamble Co.
- PepsiCo, Inc.

## Fund Management

**Roger J. Sit**

- 19 Years of industry experience.

**Kent L. Johnson, CFA**

- 21 Years of industry experience.

**Michael J. Stellmacher, CFA**

- 19 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

## Search

Go

## E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset

## Open an Account

It's easy to open an account. Prospectuses and applications are available online.

### Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



# Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

## Distribution Rate

as of 9/30/2011

| | 30-Day SEC Yield [1] | 12-Month Distribution Rate [1] |
|---|---|---|
| **Sit Dividend Growth Class I** | **2.05%** | **1.29%** |
| **Sit Dividend Growth Class S** | **1.79%** | **1.07%** |

## Average Annual Returns

as of 9/30/2011

| | Three Month* | One Year | Three Year | Five Year | Since Inception** |
|---|---|---|---|---|---|
| **Sit Dividend Growth Class I** | **-14.17%** | **1.37%** | **2.73%** | **2.44%** | **5.63%** |
| S&P 500 Index | -13.87 | 1.14 | 1.23 | -1.18 | 2.26 |
| **Sit Dividend Growth Class S** | **-14.19** | **1.15** | **2.51** | -- | **2.91** |
| S&P 500 Index | -13.87 | 1.14 | 1.23 | -- | -0.34 |

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


Sit Dividend Growth Class I
S&P 500 Index
20%
10%
0%
-10%
-20%
Three Month
One Year
Three Year
Five Year
Since Inception

## Total Return by Calendar Year

as of 9/30/2011

| | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|
| **Sit Dividend Growth Class I** | **10.91%** | **9.41%** | **18.29%** | **12.89%** | **-29.60%** |
| S&P 500 Index | 10.88 | 4.91 | 15.80 | 5.50 | -37.00 |
| | **2009** | **2010** | **2011** | | |
| **Sit Dividend Growth Class I** | **25.59%** | **16.43%** | **-8.32%** | | |
| S&P 500 Index | 26.47 | 16.19 | -8.68 | | |


Sit Dividend Growth Class I
S&P 500 Index
40%
20%
0%
-20%
-40%
2004
2005
2006
2007
2008
2009
2010
2011

## Growth of $10,000

as of 9/30/2011


Sit Dividend Growth Class I
S&P 500 Index
$20,000
$15,000
$10,000
$5,000
12/31/2003
9/30/2011

The sum of $10,000 invested at inception (12/31/03) and held until 9/30/2011 would have grown to $15,293 in the Fund's Class I or $11,896 in the S&P 500 Index assuming reinvestment of all dividends and capital gains.

### Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on net investment income distributed and the average NAV during the past 12 months. Accordingly the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.